UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69967

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Kingswood Capital Partners, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__11440 W Bernardo Ct, Suite 300__
                                          (No. and Street)

__San Diego__	__CA__	__92127__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Monique Romero__	__212-668-8700__	__mromero@acisecure.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Nawrocki Smith, LLP__
                                (Name – if individual, state last, first, and middle name)

__100 Motor Parkway, Suite 580__	__Hauppauge__	__NY__	__11788__
(Address)	(City)	(State)	(Zip Code)
__March 4, 2009__		__3370__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Pitkoff _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kingswood Capital Partners, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CFO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Kingswood Capital Partners, LLC

Financial Statements
and Supplemental Information

Together with Report of
Independent Registered Public Accounting Firm

As of and For the Year Ended December 31, 2025

Contents

Report of Independent Registered Public Accounting Firm   1

Statement of Financial Condition   2

Statement of Income   3

Statement of Changes in Member's Equity   4

Statement of Cash Flows   5

Notes to Financial Statements   6 - 10

Supplementary Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and
Exchange Commission   11

Schedule II - Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission   12

Schedule III - Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission   13

Report of Independent Registered Public Accounting Firm - Exemption Report   14

Exemption Report   15



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kingswood Capital Partners, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kingswood Capital Partners, LLC (the "Company") as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kingswood Capital Partners, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Kingswood Capital Partners, LLC's auditor since 2020.

Hauppauge, New York
March 23, 2026

Nawrocki Smith LLP

Kingswood Capital Partners, LLC
Statement of Financial Condition
As of December 31, 2025

Assets

Cash	$	3,135,003
Receivable from clearing broker		811,395
Commissions receivable		8,662,245
Loans to employees		885,205
Prepaid expense and other assets		452,450
Deposit with clearing broker		175,354
Investments		10,948,028
Due from affiliate		20,000
Total assets	$	25,089,680

Liabilities and Member's Equity

Liabilities

Commission payable	$	16,184,984
Accounts payable and accrued expenses		3,760,169
Due to member		45,578
Total liabilities		19,990,731
Member's equity		5,098,949
Total liabilities and Member's equity	$	25,089,680

The accompanying notes are an integral part of these financial statements.

Kingswood Capital Partners, LLC
Statement of Income
For the Year Ended December 31, 2025

Revenues

Commissions	$	26,579,541
Investment banking fees		48,968,666
Interest and other income		1,594,320
Marketing reallowance		177,080
Total revenues		77,319,607

Expenses

Commission expenses	55,625,870
Professional fees	10,091,025
Employee compensation and benefits	4,450,596
Regulatory fees	592,242
Rent expenses	456,933
Clearance expenses	455,403
Marketing	479,399
Settlement charges	1,176,496
Other operating expenses	811,267
Charitable Contributions	1,000
Total expenses	74,140,231

Net income	$	3,179,376

The accompanying notes are an integral part of these financial statements.

Kingswood Capital Partners, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

	Total
Balance at January 1, 2025	$ 5,419,573
Capital contributions	
Capital distributions	(3,500,000)
Net income	3,179,376
Balance at December 31, 2025	$ 5,098,949

The accompanying notes are an integral part of these financial statements.

Kingswood Capital Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flow from operating activities:

Net income		$	3,179,376
Adjustments to reconcile net income to net cash provided by operating activities:			
(Increase) decrease in:			
Receivable from clearing broker	1,709,968		
Commission receivable	(7,910,268)		
Loans to employees	78,095		
Prepaid expense and other assets	(206,238)		
Deposit with clearing brokers	(127)		
Due from affiliate	(20,000)		
(Decreases) increase in:			
Commission payable	9,772,404		
Accounts payable and accrued expenses	3,001,761		
Due to affiliate	(38,535)		
Total adjustments			6,387,060
Net cash provided by operating activities			9,566,436
Cash flow from financing activities:			
Capital Distributions	(3,500,000)		
Net cash used in financing activities			(3,500,000)
Cash flow from investing activities:			
Increase in investments	(10,948,028)		
Net cash from investing activities			(10,948,028)
NET DECREASE IN CASH			(4,881,592)
CASH AT BEGINNING OF YEAR			8,016,595
CASH AT END OF YEAR		$	3,135,003

The accompanying notes are an integral part of these financial statements.

Note 1: ORGANIZATION

Kingswood Capital Partners, LLC (the "Company") is a broker-dealer that was formed under the laws of the state of Nevada effective October 16, 2016 as Chalice Capital Partners, LLC and registered with the Financial Industry Regulatory Authority ("FINRA"), and the U.S. Securities and Exchange Commission ("SEC") since January 18, 2018. The Company was sold in May 2020 and was approved by FINRA for 100% change in ownership. The Company legally changed its name upon completion of the FINRA Continuing Membership Application approval, but the primary business activities and operations did not materially change as a result of the change in ownership.

The Company provides retail investment and investment banking services. It engages in merger and acquisition advisory activities and the introduction of accredited and institutional investors to hedge funds, private equity firms, REITs, mutual funds, and professional money managers.

The Company does not carry or clear customer accounts and all customer transactions are executed and cleared with its clearing broker on a fully disclosed basis. The clearing broker has agreed to maintain records of the transactions effected and cleared in the customer accounts.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents- All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company's cash and cash equivalents are held at several financial institutions and exceeded federally insured limits by $1,123,404 as of December 31, 2025. The Company did not have any cash equivalents as of December 31, 2025.

Revenue Recognition - Revenue is recognized in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Contractually, the Company earns trailing commissions on certain trail eligible assets ("Trail Commissions"). Trail Commissions are earned by carrying broker-dealers for ongoing support and shared with the Company as the introducing broker-dealer. The amount of the Trail Commission is based on a percentage of the current market value of the client's underlying investment holdings. Trail commissions are recognized over time in the months that the ongoing support services are performed. All revenue was recognized by the Company at a point in time on a trade date basis.

Commissions and fees earned on mutual funds, annuities, equities, REITs, alternatives and other financial instruments, as well as fees earned from arranging the sale of annuities are reported to the Company on a trade basis and recognized in revenue on the trade date. Finder fees for private placements and investment banking deals are considered earned on the date that the deals are closed. Advisory fee revenues are recorded over the period during which they were earned.

The Company earns marketing reallowance revenue, which is a fee paid to a securities firm that is not part of the underwriting syndicate that is bringing a new alternative product to the market. The amount of reallowance is typically a percentage of the sale of shares sold to investors. The reallowance fee typically covers the following marketing support services: providing internal marketing support personnel and marketing communications vehicles to assist the dealer manager in promoting the offering, responding to investors' inquiries concerning monthly statements, valuations, distribution rates, tax information, annual reports, redemption rights and procedures, assisting investors with redemptions, maintaining the technology to adequately service investors and preliminary and perpetual due diligence of the product. In 2025, revenue generated through marketing reallowance was $177,080 and is reflected in the

Disaggregation of the Company's revenue by major sources for the year ended December 31, 2025 is as follows:

Revenue Stream	Total Revenue
Commission revenue	$ 26,579,541
Investment banking fees	48,968,666
Marketing reallowance	177,080
Interest and other income	1,594,320

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. The company had commissions receivable of $8,662,245 as of December 31, 2025.

Significant Judgment - Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the Statement of Financial Condition. As of December 31, 2025, contract asset balance was $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2025, there were no contract liabilities.

Income Taxes - The Company complies with FASB ASC 740, Income Taxes. The Company is not a taxpaying entity for federal, New York State and California tax reporting purposes; accordingly, no provision for income taxes has been reflected in the accompanying financial statements as income or loss from the Company is included in the members individual tax returns. The Company believes that they have appropriate support for all tax positions taken, and as such, do not have any uncertain tax positions that are material to the financial statements.

The major taxing jurisdictions applicable to the Company's business affairs, for which returns have been filed, remain open and available for audit for the years 2022 through 2025.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Note 3: REGISTERED REPRESENTATIVE CONTRACTS

The Company has entered into agreements with several individuals to act as registered representatives of the Company. Their employment agreements are cancelable with written notice from either party within a timeframe as specified in the individual contracts. Commission under these agreements amount to $55,625,870 for the year ended December 31, 2025. These fees are included in expenses in the accompanying Statement of Income. Certain expenses, such as legal, insurance and regulatory fees are paid by the Company and reimbursed by the registered representatives per the terms of the individual contracts.

Note 4: RELATED PARTY TRANSACTIONS

The Company is allocated expenses by its member, Kingswood US, LLC based on its expense sharing agreement. During the year, $633,288 of expenses were allocated, broken down into E&O insurance of $86,355, rent of $456,933 and professional fees of $90,000. As of December 31, 2025, $45,578 was due to Kingswood US, LLC from the

The Company occasionally shares expenses with its registered investment advisor affiliate, Kingswood Wealth Advisors, LLC ("KWA"), which are related through common ownership. At the end of each month, any expenses paid for by KCP that are directly attributable to KWA are allocated 100% to that Company.

During 2025, the Company paid $24,000 of shared expenses on behalf of Kingswood Wealth Advisors ("KWA"). As of December 31, 2025 there was $20,000 due from KWA for shared expenses.

At December 31, 2025, the Company owed $0 to Kingswood Wealth Advisors ("KWA") for having received fees belonging to KWA.

In 2025, loans were made to employees for a total of $152,900. Of these loans, loans made to six employees in the prior year amounting to $230,995, were forgiven and recorded as commission expense while $0 of the loans made during the year were adjusted and charged to commission expense. These activities resulted in the $885,205 balance of the Loans to employees account reflected in the Statement of Financial Condition as of December 31, 2025.

Note 4: RELATED PARTY TRANSACTIONS (Continued)

The Company has an agreement with its managing member where the former pays the latter a fee of 3.5% of gross revenues as management fees. For the year end December 31, 2025, the Company incurred management fees of $2,723,584 as a result of this agreement. Management fees are reported within professional fees on the statement of income. As of December 31, 2025, the Company had $293,296 due to its managing member.

Of the marketing expenses of $479,399 incurred in 2025, $450,000 was for services provided by SAG Marketing, an affiliate of the Company.

In June 2025, Kingsbridge Ventures, LLC (KV) was formed to raise $3,000,000 to invest in Skybridge Ventures (SPACE X allocation). The general partner for KV is My Venture Fund (MVF), which is owned by individuals associated with the Company. Ownership control of MVF belongs to the Company's member, Kingswood US LLC. The Company's participation in KV generated total revenues of $240,000 in 2025.

Note 5. VALUATION OF INVESTMENTS IN SECURITIES, AT FAIR VALUE

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation techniques. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Valuations based inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for

As of December 31, 2025, the Company held funds in the amount of $263,412 in a fund invested in U.S. government backed Treasuries (Level 1) and also held $10,684,616 in money market accounts (Level 1).

Note 6: NET CAPITAL

The Company is subject to the SEA Rule 15c3-1. As per the rule, the Company calculates its net capital requirements using the alternative method, which requires the maintenance of minimum capital, as defined by the rule as, 1) equal to or greater than $250,000, or 2) 2% of aggregate debit items as computed in accordance with the Reserve Formula as per the rules as promulgated under SEA Rule 15c3-3 At December 31, 2025. the Company had net capital of $2,113,310 which was $1,863,310 in excess of its required capital of $250,000.

Note 7: LEASE ACCOUNTING

The Company has an expense sharing arrangement with its managing member, whereby the managing member allocates to the Company percentages of the rent expense for the different office spaces based upon occupancy. The Company does not possess control over the lease spaces. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation in accordance with Accounting Standards Codification (ASC)

Note 8: SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company has determined it has a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results, using net income that is also reported on the income statement as net income. There are no reconciling items to the income statement. The measurement of segment assets is reported on the balance sheet as total assets. The CODM uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity, such as to pay distributions to the Parent. The Company's CODM is the CEO. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

Note 9: COMMITMENTS AND CONTINGENCIES

The Company was involved in various legal matters during the year. They were as follows:

The Company filed a breach of contract action in June 2025 in the United States District Court for the Southern District of New York against a client that failed to remit the full fee owed under a written agreement. The client acknowledged in a signed addendum that the Company fully performed its contractual obligations and that a total fee of $16,427,000 was earned. To date, the client has paid $10,000,000, leaving a balance of $6,427,000 outstanding. The matter is ongoing and no resolution or trial date has been established as of the date of this report. The Company has recorded an accrual of $2,000,000 for estimated legal fees in connection with this matter, which is included in accrued expenses on the accompanying balance sheet.

A FINRA arbitration case involving a suitability claim was filed by a customer against an affiliate of the Company in March 2025. The claimants sought compensatory damages of at least $300,000 plus punitive damages, attorneys' fees, and prejudgment interest. The matter was subsequently settled, with the settlement paid by the affiliate, who was reimbursed in full by the Company in the amount of $172,500, pursuant to its indemnification obligations.

A FINRA arbitration case was filed by a customer against the Company in August 2025 concerning a suitability claim. The claimant seeks approximately $350,000 in damages. Management intends to pursue settlement and counsel estimates a probable settlement range of approximately $175,000. The matter is currently in discovery.

A FINRA arbitration case was filed by a customer against the Company in September 2025 regarding a suitability claim. The claimant seeks approximately $200,000 in damages. Management intends to pursue settlement and counsel estimates a probable settlement range of approximately $100,000. The matter is currently in discovery.

A FINRA arbitration case was filed by a customer against the Company in September 2025 involving a suitability claim. The claimant seeks approximately $150,000 in damages. Management intends to pursue settlement and counsel estimates a probable settlement range of approximately $75,000. The matter is currently in discovery.

A FINRA arbitration case was filed by a customer against the Company Customer in November 2025 regarding a suitability claim. The claimant seeks approximately $300,000 in damages. Management intends to pursue settlement and counsel estimates a probable settlement range of approximately $150,000. The matter is currently in the pleadings

A FINRA arbitration case was filed against the Company in November 2025 by a customer regarding a suitability claim. The claimant seeks approximately $125,000 in damages, management intends to pursue settlement, and counsel estimates a probable settlement range of approximately $62,500. The matter is currently in the pleadings stage.

A FINRA arbitration case was filed by a customer against the Company in November 2025 involving a suitability claim. The claimant seeks approximately $200,000 in damages, management intends to pursue settlement, and counsel estimates a probable settlement range of approximately $100,000; the matter is currently in the pleadings stage.

As of December 31, 2025, the total amount accrued for legal fees for these specific legal matters was $682,500 and are part of the total accrual of $700,000.

Note 10: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 23, 2026, which is the date these financial statements were available to be issued, noting no matters requiring disclosure in the financial statements.

Computation of net capital

Total Member's equity

			$	5,098,949
Less: Non-allowable assets				
Loans to employees	(885,205)			
Prepaid expenses and other assets	(452,450)			
Non-allowable portion of commissions receivables	(1,412,975)			
Due to affiliate	(20,000)			
Total non-allowable assets				(2,770,630)
Less: Haircuts on securities				
Other securities	(215,009)			
				(215,009)
Net Capital			$	2,113,310

Computation of net capital requirements

2% of Aggregate Debits	$	-	
Minimum dollar net capital required	$	250,000	
Net capital required			250,000
Excess net capital			1,863,310

Percentage of aggregate indebtedness to net capital	0.00%

There was no material difference between the net capital computation shown here and the net capital computation as presented on the Company's unaudited amended Form X-17A-5 Part IIA report dated December 31, 2025, as amended on March 23, 2026.

Kingswood Capital Partners, LLC
Schedule II - Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2025

The Company is exempt from the determination of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

Kingswood Capital Partners, LLC
Schedule III - Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2025

The Company is exempt from the possession and control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

See report of Independent Registered Public Accounting Firm.



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kingswood Capital Partners, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kingswood Capital Partners, LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which Kingswood Capital Partners, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Kingswood Capital Partners, LLC stated that Kingswood Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) commissions and fees earned on mutual funds, annuities, equities, REITs, alternatives and other financial instruments, as well as fees earned from arranging the sale of annuities, and (2) fees earned for advisory services, private placements and investment banking deals. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements and the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
March 23, 2026

Nawrocki Smith LLP

Kingswood Capital Partners, LLC
Exemption Report

Kingswood Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) commissions and fees earned on mutual funds, annuities, equities, REITs, alternatives and other financial instruments, as well as fees earned from arranging the sale of annuities, and (2) fees earned for advisory services, private placements and investment banking deals, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Kingswood Capital Partners, LLC

I, David Pitkoff, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: David Pitkoff
Title: Chief Financial Officer